Via EDGAR

May 4, 2022

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention: Kathleen Krebs

Re: Bubblr Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed April 8, 202

File No. 333-262680

Dear Kathleen Krebs

I write on behalf of Bubblr, Inc, (the “Company”) in response to Staff’s letter of April 22, 20022, by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 1 to Registration Statement on Form S-1, filed April 8, 2022 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Amendment No. 1 to Form S-1

Cover Page

1. You disclose that GHS Investments, LLC and Proactive Capital Partners LP are offering for resale “up to 6,000,000 shares of Common Stock issuable upon conversion of the

Company’s Series C Preferred Stock (‘Series C Preferred’) and Warrants that these selling shareholders may acquire pursuant to the terms and conditions of Securities Purchase

Agreements that we entered into with GHS and Proactive (the ‘Purchase Agreement’), as well as Warrants to purchase Common Stock.” Please clarify what is being registered.

For example, disclose how many shares are issuable upon conversion of the Series C

Preferred Stock and how many shares are issuable upon exercise of the Warrants. Explain to us how you arrived at these numbers. Also explain whether you are registering shares underlying Series C Preferred Stock or Warrants that have not yet been issued. In this regard, we note that only the Initial Closing under the Securities Purchase Agreement with

GHS had occurred prior to the filing of the amended registration statement, and additional closings for three more tranches are contemplated. Lastly, clarify whether your reference to “as well as Warrants to purchase Common Stock” means that you are registering any

Warrants for resale.

In response to this comment, the Company clarified what it is offering in the amended registration statement. The Company disclosed how many shares are issuable upon conversion of the Series C Preferred Stock and Warrants and the calculations of how it arrived at these numbers. The Company clarified that it is not registering shares underlying Series C Preferred Stock or Warrants that have not been issued and it is not registering the warrants for resale. Any additional tranches contemplated will be registered in a separate registration statement.

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2. You disclose that “[t]he price at which the Selling Stockholders may sell their shares will be at a fixed price of $0.40 per share or, if we are quoted on the OTCQB, at prevailing market prices, prices related to prevailing market prices or at privately negotiated prices.”

Clarify whether this applies to the resale of the shares GHS will receive under the Equity

Financing Agreement.

In response to this comment, the Company clarified that the conversion shares from the Series C Preferred Stock and the warrant shares from the warrants will have a fixed price unless the Company is quoted on the OTCQB, but the equity line will be at market.

3. Please disclose here that GHS Investments, LLC is an underwriter. For guidance, refer to

Securities Act Compliance and Disclosure Interpretation 139.13.

In response to this comment, the Company disclosed the GHS Investments, LLC is an underwriter.

4. Please correct your disclosure indicating that the company may submit puts under the

Equity Financing Agreement through December 31, 2022 or until $15.0 million in shares have been the subject of a Purchase Notice. In this regard, the Equity Financing

Agreement and disclosure elsewhere in the prospectus indicate that puts may be delivered until 24 months after effectiveness of the registration statement or the date on which GHS has purchased an aggregate of $15.0 million worth of common stock. In addition, clarify under "The Offering" section on page 4 whether you intend for the offering to terminate on the earlier of the sale of all the shares being registered or December 31, 2022.

In response to this comment, the Company corrected its disclosures that the Company may submit puts under the Equity Financing Agreement until the earlier of December 31, 2022 or until $15 million worth of shares have been the subject of a purchase notice.

Equity Financing Agreement and Registration Rights Agreement with GHS, page 2

5. You disclose throughout the prospectus that the Equity Financing Agreement with GHS was entered into on March 4, 2022. The Equity Financing Agreement filed as Exhibit

10.8 indicates the agreement is dated March 9, 2022. Please reconcile these dates.

In response to this comment, the Company updated the dates correctly in the amended registration statement.

Selling Stockholders, page 21

6. Please revise the table to list each selling stockholder separately. For shares beneficially owned by a selling stockholder that are not currently outstanding, provide footnote disclosure that details the number of shares beneficially owned and being offered upon conversion of Series C Preferred Stock, upon exercise of warrants and pursuant to the

Equity Financing Agreement, as applicable.

In response to this comment, the Company revised the table in the amended registration statement to list each selling stockholder separately and to provide the beneficial ownership in footnotes.

Plan of Distribution, page 40

7. Please revise your plan of distribution to be consistent with the disclosure on the prospectus cover page regarding the securities being registered and how and at what price they will be sold.

In response to this comment, the Company updated the Pan of Distribution with the disclosures on the cover page regarding securities being registered and the price at which they will be sold.

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 8. Please disclose any short selling of the company’s securities or other hedging activities that GHS may or has engaged in, including prior to entering into the Equity Financing

Agreement and prior to the receipt of any shares pursuant to the terms of the agreement.

In response to this comment, the Company has confirmed with GHS that there were no short selling or hedging activities of GHS prior to the entry of the Financing Agreement and there will not be prior to the receipt of any shares.

 9. Please clarify how the provisions of Regulation M may prohibit GHS and any other participants in the distribution of the company’s securities from:

• engaging in market making activities (e.g., placing bids or making purchases to stabilize the price of the common stock) while the equity line is in effect; and

• purchasing shares in the open market while the equity line is in effect.

In response to this comment, the Company clarified how the provisions of Regulation M may prohibit GHS and others in the distribution of securities from engaging in market making activities while the equity line is in effect and purchasing shares in the open market while the equity line is in effect.

Exhibits

10. Please revise the exhibit index to provide more detailed information about each exhibit so that investors may more easily identify what has been filed as an exhibit. For example,

where appropriate, identify the parties to and dates of the agreements. In this regard, you list three exhibits as “Employment Agreement,” two exhibits as “Common Stock Purchase

Warrants” and two exhibits as “Securities Purchase Agreement.” These are just examples.

In response to this comment, the Company revised the exhibit index to provide more detailed information.

 11. In addition, please file all material portions of the agreements. For example, the Securities

Purchase Agreements filed as Exhibit 10.6 and 10.7 do not contain the signature pages of the counterparties. Without these signatures pages, there is no indication who the counterparties are or the subscription amount.

In response to this comment, the Company refiled Exhibits 10.6 and 10.7 with signature pages.

12. Please file an updated legality opinion that opines on the shares being registered in the revised offering.

 In response to this comment, the Company filed an updated opinion on the shares being registered.

Sincerely,

/s/ Rik Willard

Rik Willard

Chief Executive Officer

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